Exhibit 99.1

Sun Life appoints Helen Mallovy Hicks and Marie-Lucie Morin to Board of Directors

James M. Peck retires from Board, following two years of service

TORONTO, Oct. 12, 2021 /CNW/ - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) is pleased to announce the appointments of Helen Mallovy Hicks and Marie-Lucie Morin to the Board of Directors.

Ms. Mallovy Hicks is a business executive with over 30 years of global business management and advisory experience. As a former partner with PricewaterhouseCoopers LLP, she most recently served as PwC's Global Valuations Leader and advised boards and executives on complex transactions, value creation, capital allocation, business transformation and restructuring matters. Ms. Mallovy Hicks also has experience in audit and risk, human resources and executive compensation and serves on corporate and not-for-profit boards.

A graduate of the University of Toronto with a Bachelor of Commerce, Ms. Mallovy Hicks is also a Fellow of the Canadian Institute of Chartered Business Valuators (FCBV) and a Fellow of the Chartered Professional Accountants of Ontario (FCA/FCPA). She joins Sun Life's Board of Directors effective October 31, 2021.

Ms. Morin has a wealth of experience representing Canada's interests in international trade and global affairs, with over 30 years of experience in Canada's Federal Public Service. She was Executive Director for Canada, Ireland and the Caribbean at the World Bank from 2010-2013. Previous public service appointments include National Security Advisor to the Prime Minister and Associate Secretary to the Cabinet, Deputy Minister for International Trade and Associate Deputy Minister of Foreign Affairs. In 1997, Ms. Morin served as Canada's Ambassador to Norway with accreditation to Iceland.  She is currently a member of the National Security and Intelligence Review Agency and serves on  corporate and not-for-profit boards.

Ms. Morin was named Chevalier de la Légion d'Honneur by the Government of France in 2012, was sworn into the Queen's Privy Council for Canada in 2015 and became a member of the Order of Canada in 2016. She studied law at the Université de Sherbrooke and was admitted to the Quebec Bar in 1980.  Ms. Morin's Sun Life Board appointment will be effective on December 31, 2021.

Sun Life Board Member James M. Peck has retired from the Board, following more than two years of service where he brought deep expertise in building data and analytics businesses.

Sun Life is a Catalyst Accord 2022 Signatory, a pledge made by Canadian boards and CEOs to accelerate the advancement of women in business with a focus on senior management and board of director roles. Sun Life is also a member of the 30% Club Canada, a campaign led by Chairs and CEOs taking action to increase gender diversity at board and senior management levels. The appointments of Ms. Mallovy Hicks and Ms. Morin align with Sun Life's diversity commitment and will bring the percentage of women on the Board to 42%.

Diversity, equity and inclusion are key priorities for Sun Life's Chair and Board of Directors. In 2020, the company intensified its goal to have 25% of senior leaders in North America from under-represented communities by 2025 with specific representation for Black, Indigenous and People of Colour. Sun Life also has a goal to have more than 50% representation by women in senior management positions globally by 2025.

About Sun Life
Sun Life is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of June 30, 2021, Sun Life had total assets under management of $1.36 trillion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

Media Relations Contact:	Investor Relations Contact:
Rajani Kamath	Yaniv Bitton
Associate Vice-President,	Vice-President, Head of Investor
Corporate Communications	Relations & Capital Markets
T. 416-979-6070	T. 416-979-6496
rajani.kamath@sunlife.com	investor_relations@sunlife.com

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SOURCE Sun Life Financial Inc.

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%CIK: 0001097362

CO: Sun Life Financial Inc.

CNW 17:01e 12-OCT-21